Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-179316 and No. 333-179315) of Post Holdings, Inc. of our report dated December 22, 2011, except for the effects of the restatement described in Note 1, the change in the presentation of comprehensive income (loss) described in Note 1, and the presentation of earnings (loss) per share described in Note 1, as to which the date is September 14, 2012, and except for the condensed combining financial information described in Note 19 and the subsequent events described in Note 20, as to which the date is November 9, 2012, relating to the financial statements of Post Cereals Business, which appears in this Current Report on Form 8-K dated November 9, 2012.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
November 9, 2012